

EXHIBIT H:
ISSUER LEGAL DOCUMENTATION





LIMITED LIABILITY COMPANY OPERATING AND COMPANY AGREEMENT
OF
VECTOR BREWING, LLC

FORMED IN THE STATE OF TEXAS.

This Agreement, entered into on March 10, 2016, is a Multi-Member LLC Operating Agreement entered into by and between

Craig Allen Bradley and Susan Veronica Bradley, who both reside at 9011 Church Rd. in Dallas, TX, 75231.

Name and Place of Business
The name of the Company shall be Vector Brewing, LLC. The principal place of business of the Company shall be at 9850 Walnut Hill Ln. #405 Dallas, TX 75238, or at other such place of business as the Member (s) shall determine.

Formation
The Company was formed on March 10, 2016, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statuses governing limited liability companies in the State of Texas.

Registered Office and Resident Agent
The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles of Organization/Certificate of Organization or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall me made in accordance with the Statues, or, if different from the Statutes, in accordance with the provisions of this Agreement. If the Resident Agent shall ever resign, the Company shall promptly appoint a successor agent.

Ownership/Management of the Company
Veronica Bradley will own 51% of Vector Brewing.
Her duties will include bookkeeping, managing staff, marketing, and public relations.

Craig Bradley will own 49% of Vector Brewing.
His duties will include TABC and TTB tax filing, managing staff, marketing, and running everyday operations.

Bank Accounts
All funds of the company shall be deposited in the Company's name in a bank account of accounts as chosen by the Member(s). Withdrawal from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Members from time to time may designate.

Assignment of Interests
Except as otherwise provided in the Agreement, no Member or other person holding any interest in the Company may assign, pledge, hypothecate, transfer, or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions of the Company without the prior written consent of the other Members in each instance.

The Members agree that no Member may voluntarily withdraw from the Company without the unanimous vote or consent of the Members.

A Member may assign all of any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has given consent to the assignment of such interest in the allocations and distributions of the Company by the affirmative vote or consent of Members holding a majority of the Member's Percentage Interests.

Right of Refusal
If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Members (the "Selling Member") shall first offer to sell and convey such interest to the other Members before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity.

Admission of New Members
The Company may admit new Members (or transferees of any interests of existing Members) into the Company by the unanimous vote or consent of the Members.

Withdrawal Events
In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the forgoing being hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty days after notice to the Members of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member in the Company, other than the allocations and distributions to which such Member is entitled, unless such successor in interest is admitted as a Member in accordance with this Agreement.

Miscellaneous
This entire agreement is not bound by any of the terms that may not apply in certain jurisdictions and any additional terms are added below:
(none)

The parties have executed this Agreement this 1 day of January, 2018.

S. Veronica Bradley   01-01-2018

S. Veronica Bradley

Owner/Manager
Vector Brewing, LLC.

Craig Bradley   *01-01-2018*

Craig Bradley
Owner/Manager
Vector Brewing, LLC.





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

Certificate of Fact

The undersigned, as Secretary of State of Texas, does hereby certify that the document, Certificate of Formation for Vector Brewing, LLC (file number 802413470), a Domestic Limited Liability Company (LLC), was filed in this office on March 10, 2016.

It is further certified that the entity status in Texas is in existence.

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on February 11, 2020.

Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: SOS-WEB TID: 10264 Document: 945742310003